UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 9, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

Homburger AG
Weinbergstrasse 56 | 58
CH-8006 Zürich
Postfach 194 | CH-8042 Zürich
Telefon +41 43 222 10 00
Fax +41 43 222 15 00
lawyers@homburger.ch
This Form 6-K consists of the opinion which appears below.
To:
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich
Switzerland
August 9, 2011 LAC | FRJ
313423 | FRJ | 000030.docx
UBS AG — Registration Statement for Debt Securities and Warrants
Medium-Term Notes, Series A (Issue Date: August 9, 2011)
Ladies and Gentlemen:
We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company) in connection with the issuance by the Company, acting through its London branch (the Issuing Branch) of the securities as specified in Annex 1 (collectively, the Securities) on July 29, 2011 pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-156695) dated as of January 13, 2009 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.
Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.
I. Basis of Opinion
This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.
For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively the Documents):
(i)	an electronic copy of the Registration Statement dated as of January 13, 2009;
(ii)
an electronic copy of the Indenture dated as of November 21, 2000 between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006 between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)
an electronic copy of the Amended and Restated Distribution Agreement, dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	copies of the articles of association (Statuten) of the Company, in the version dated as of November 27, 2008 and in the version dated as of February 22, 2011 (the latter hereinafter the Articles);
(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 22, 2008, including a list of Authorized Officers in Schedule I (the Resolutions);
(vi)
electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” (i) in the version dated as of July 1, 2008, and (ii) in the version dated as of August 1, 2010 (the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version as effective as of March 2, 2010 (together with the Organizational Regulations, the Internal Regulations);
(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, (i) in the version dated as of October 12, 2006, and (ii) in the version dated as of February 2, 2010 (the Delegation);
(ix)	an electronic copy of an Officers’ Certificate dated January 27, 2009, including Annex A and Annex B, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(x)	an electronic copy of an Officer’s Certificate in support of legal opinions dated August 9, 2011 (the Opinion Backup Certificate);
(xi)
(t) an electronic copy of an Officers’ Certificate dated August 9, 2011, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due August 13, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), (u) an electronic copy of an Officers’ Certificate dated August 9, 2011, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due August 13, 2012 (Linked to the performance of the common stock of Ford Motor Company), (v) an electronic copy of an Officers’ Certificate dated August 9, 2011, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 13, 2012 (Linked to the performance of the common stock of Occidental Petroleum Corporation), (w) an electronic copy of an Officers’ Certificate dated August 9, 2011, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 13, 2012 (Linked to the performance of the common stock of Schlumberger Limited, (x) an electronic copy of an Officers’ Certificate dated August 9, 2011, including Annex A, setting forth the terms of the USD 109,977.65 Trigger Yield Optimization Notes due August 9, 2012 (Linked to the performance of the common stock of Bank of America Corporation), (y) an electronic copy of an Officers’ Certificate dated August 9, 2011, including Annex A, setting forth the terms of the USD 119,983.95 Trigger Yield Optimization Notes due August 9, 2012 (Linked to the performance of the common stock of General Electric Company), and (z) an electronic copy of an Officers’ Certificate dated August 9, 2011, including Annex A, setting forth the terms of the USD124,957.89 Trigger Yield Optimization Notes due August 9, 2012 (Linked to the performance of the common stock of General Electric Company) (collectively, the Determinations and, together with the Opinion Backup Certificate and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xii)
electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail dated August 6, 2011 regarding signature authority of David Kelly, Gordon, S. Kiesling and Kiye Sakai; and

(xiii)	electronic excerpts from the Register of Commerce for the Company dated as of January 13, 2009 and as of August 9, 2011 (the latter hereinafter the Excerpt).
No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.
In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II. Assumptions
For the purpose of this opinion, we have assumed the following:
(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;
(b)
all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;
(d)
the Securities will be issued under the Indenture, and the offering of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)
the Securities will be issued exclusively outside of Switzerland and will neither directly nor indirectly be publicly offered into Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)
(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers attached as Schedule I to the Resolutions), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)
the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt, the Articles, the Internal Regulations and the Delegation are correct, complete and up-to-date;
(i)
the Resolutions (including, without limitation, the list of Authorized Officers attached as Schedule I to the Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(j)
the authorization provided to each person named as Authorized Officers in Schedule I to the Resolutions has not been rescinded or amended and is in full force and effect and each Authorized Officer has the title of Chief Financial Officer, Managing Director, Executive Director or Director of UBS AG, as the case may be;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;
(l)
all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(m)
the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(n)
the choice of New York law as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the courts of New York provided for in, the Indenture is valid under the laws of New York.

III. Opinion
Based on the foregoing and subject to the qualifications set out below, we are of the opinion that as of the date hereof:
1.
All corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Company’s Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.
The choice of New York law as the governing law of the Indenture is a valid choice of law under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven as a matter of fact, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the courts of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.
IV. Qualifications
The above opinions are subject to the following qualifications:
(a)
The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)
According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)
Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)
We do not express any opinion as to the validity or enforceability of the Indenture or any other agreement nor as to the accuracy or completeness of the information set out in the Registration Statement or of the representations and warranties set out in the Registration Statement.

(e)
Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

* * *
We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.
This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.
This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.
Sincerely yours,
HOMBURGER AG

1.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due August 13, 2012 (Linked to the performance of the common stock of Caterpillar Inc.)
2.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due August 13, 2012 (Linked to the performance of the common stock of Ford Motor Company)
3.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 13, 2012 (Linked to the performance of the common stock of Occidental Petroleum Corporation)
4.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 13, 2012 (Linked to the performance of the common stock of Schlumberger Limited
5.	USD 109,977.65 Trigger Yield Optimization Notes due August 9, 2012 (Linked to the performance of the common stock of Bank of America Corporation)
6.	USD 119,983.95 Trigger Yield Optimization Notes due August 9, 2012 (Linked to the performance of the common stock of General Electric Company)
7.	USD124,957.89 Trigger Yield Optimization Notes due August 9, 2012 (Linked to the performance of the common stock of General Electric Company)

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Numbers 333-156695 and 333-156695-01 to -17).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Executive Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Director
Date: August 9 2011